Exhibit 99.1

        Given Imaging Third Quarter 2005 Earnings Results Conference Call

                            Moderator: Gavriel Meron
                            Tuesday, November 8, 2005
                                  9:00 a.m. ET

Operator: Good morning and welcome, ladies and gentlemen, to the Given Imaging
     Third Quarter Results conference call. Before I begin, I'd like to read the following regarding forward-looking statements.

     During the course of this conference call the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

     You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's annual report on Form 20-F filed March 25, 2005.

     The company undertakes no obligation to update any projections or forward-looking statements in the future. At the request of the company, we will open the conference for questions and answers after the presentation. We'll now turn the call over to Gavriel Meron, President and CEO of Given Imaging. Please go ahead.

Gavriel Meron: - Thank you.

     Good morning everyone and thank you for joining us for our third quarter 2005 call. Joining me on today's call is Yuval Yanai, our Chief Financial Officer who joined us in September and has already made an enormous contribution in strengthening our financial operations. Note that all of the detailed financial information that we previously provided during our call is now available on the investor relations section of our website.
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     This quarter was a good quarter for Given Imaging. We are pleased to report that we achieved solid sales and strong profitability during a quarter that typically is the weakest quarter for medical device companies.
     Specifically, this quarter:

     We achieved worldwide sales of $19.8 million, a 36% increase over sales in the third quarter of 2004. This reflects an increase in our installed base to 2,744 worldwide, of which 1,651 units are in the U.S.;

     We achieved solid earnings per share of seven cents compared to basically breakeven last year;

     We realized a significant improvement in profitability at the operating level moving from a loss of approximately 250 thousand in Q3 of last year to an operating profit of 1.2 million this quarter;

     We are also beginning to see the impact of our U.S. sales team's efforts in driving utilization despite the normal summer slowdown.

     o We delivered record PillCam SB reorder sales in the U.S. and we have seen consecutive growth now for 14 quarters.

     o Weekly per system utilization, in the U.S. increased to 1.2 capsules from 1.13 during the third quarter last year.

     We sold 114 systems in the U.S. compared to 85 systems during the third quarter of 2004. We believe this reflects the increased level of acceptance, conversion of leads from DDW and preliminary results of the joint training of the Given and InScope sales teams that took place in the U.S. in August. It is great to see these two teams collaborating so much better in the field now. Maybe the change in the compensation plan also played a role.

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     Through our constant focus on improving operational efficiencies, we were able to increase gross margin to a record level of 76.7%.

     I'd like to take a moment to review some recent highlights:

     o Given Imaging and InScope participated in several medical conferences this fall including the American College of Gastroenterology meeting, Australian Gastroenterology Week, United European Gastroenterology Week and the World Congress of Gastroenterology. These meetings were significant for three reasons:

          o First, we exhibited at these conferences and saw a marked difference in the acceptance level of PillCam among all GIs at these meetings.

          o Second, abstracts presented at the conferences continue to show a trend toward using PillCam SB to diagnose expanded indications such as iron deficiency anemia, Crohn's disease and small bowel tumors. These abstracts and published papers are already affecting ad-hoc reimbursement and we expect that this will translate into additional expanded reimbursement policies.

          o Third, PillCam SB is a great product. This is being confirmed by the consistent results reported at all of these meetings from a variety of institutions all over the world.

     o    On the PillCam ESO reimbursement front during the third quarter :

          o We reported to you in detail in the press release on the progress we and the GI societies have made on the reimbursement front for PillCam ESO. We view CMS's decision to recognize PillCam ESO under the existing CPT code with a modifier as an important step for Medicare patients, giving hospitals a uniform mechanism for reporting Medicare claims for PillCam ESO. In addition, we worked in close collaboration with InScope and the GI societies to complete the CPT application for the PillCam ESO procedure which we believe was submitted yesterday to the AMA.

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     o    Endoscopy, the official publication of the European Society of
          Gastrointestinal Endoscopy or ESGE, published The Consensus from this year's International Conference on Capsule Endoscopy (ICCE), in the October issue. The consensus formalizes practice guidelines for using PillCam SB and PillCam ESO. We are making efforts to help our customers incorporate the consensus guidelines into their clinical practice and are already seeing payers reimburse on a case-by-case basis according to these guidelines.

     I'd like to share some highlights of recent medical meetings with you.

     At the World Congress of Gastroenterology meeting in September in Montreal there were 13 scientific abstracts presented on PillCam endoscopy. In addition, Given Imaging sponsored a Sunrise Symposium on Capsule Endoscopy at 6:30 a.m attended by a standing room only audience of more than 200 physicians. This is yet another example of the growing level of interest among the worldwide GI community in our product. It was at the World Congress that Olympus officially launched their version of the capsule. Also at the World Congress meeting, we launched our next generation of software known as RAPID 4. RAPID 4 is an incredibly powerful tool which makes it easier to read and interpret the images captured from the PillCam SB and PillCam ESO video capsules. RAPID 4 is pending clearance from the FDA, and we hope to begin offering this product to physicians in the U.S. as soon as we receive clearance to market - hopefully in the near future.

     We have detailed in the press release information about the other medical meetings that took place during the quarter: UEGW, AGW, ACG, and APGW.

     Also for the first time we participated in American Academy of Family Physicians Annual Scientific Assembly in San Francisco in September. There were more than 10,000 PCPs participating in this meeting. InScope and Given both had booths and conducted

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     research to better understand the drivers of referral patterns of this very significant group of physicians. For small bowel diagnostics, we learned that they are referring the majority of their patients to radiologists to perform small bowel follow through and many of them were not aware of the value of a PillCam SB test. So it was important that we were there.

     In Japan, we have continued to provide the Ministry of Health in Japan with responses to their questions. The good news is that their list of questions is growing shorter and we do hope that approval will be granted in the near future.

     We are well on our way to realizing our vision of PillCams for the entire GI tract. PillCam SB and PillCam ESO are approved and we are currently working on bringing PillCam colon to market. Thus far, we have tested the Colon capsule in healthy volunteers, many of them over the age of 50, and have been able to gather useful information that we will use in designing our pivotal trials. Global pivotal clinical trials are expected to commence in 2006 and we anticipate launching PillCam COLON in Europe in late 2006 and in the U.S. in 2007.

     As we updated in the previous call, we expect to complete our U.S. clinical trial for the Patency capsule and submit an application to the FDA for clearance this quarter. This product will enable us to transition from the suspected Crohn's market - where we have already achieved reimbursement wins - to the known Crohn's market where there may be a valid concern for potential strictures.

     Before we open the call for questions, I'd like to reiterate our fourth quarter and full year 2005 guidance which remains unchanged from guidance provided in our second quarter earnings announcement. In the fourth quarter we expect sales to be in the range of $23 to $26.5 million, with earnings per share of $0.11 to $0.19 cents per share.

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     Annual guidance for 2005 is unchanged, between $84 - 90 million in revenue and earnings per share of 15 to 26 cents per share.

     Operator, you can open the call for questions now.

Operator: Thank you. At this time if you'd like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. If you're using a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again, that's star one to ask a question. We'll pause for a moment to assemble our queue.

     And we'll go first to Lee Brown, with Merrill Lynch.

Lee Brown: Hi, good morning.

Gavriel Meron:  Morning, Lee.

Lee Brown: Just a quick question on your efforts to train the sales force on the clinical aspects of the ESO. Did that training result in any significant amount of time of the sales force being out of the field? And if so, would you have expected obviously a bit stronger sales?

Gavriel Meron: The training that we performed in Q3 was in two pieces. One piece was in Houston and the other in Atlanta. We had the - half of the U.S. Given together with half of the InScope sales force in one of the meetings. It was a three-day meeting. And the other half in the - in the other meeting. So they were out of the field for three days. But I think typically in every quarter you're going to have trade shows, you're going to have activities that are not direct setting activities at a similar level. I wouldn't extrapolate from that any sales information. Those meetings, of course, were hugely important in gelling the teams together, and it really is wonderful to see how they are coordinated now at the territory manager level, at the regional manager level, the area managers

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     and so on, all the way through the organization, sharing leads and sharing the efforts to drive work stations and PillCam utilization in the different territories.

Lee Brown: OK, thank you. And then in terms of the PillCam ESO reimbursement.
     Given the 52 modifier only allows for 50 percent of the fee, is there a certain lower level of payment also attached to the CPT 91299 in that manner as well, or is that not related to the 91110.

Gavriel Meron: The 52 modifier currently pays full price. The change to 50 percent is a change that will be in effect as of January 1. That is the proposal that has been the decision. We're still arguing that decision. The societies are supporting that argument that it makes sense perhaps for the professional fee to be 50 percent, but definitely not the technical fee. The technical fee covers the capsule and the capsule is a capsule is a capsule, you know, it doesn't matter if it's an esophageal or small bowel it still costs $450. There is understanding to that argument. There is not much of a willingness to have exceptions. But even though there isn't a willingness to have exceptions, we're still arguing that and that's not a done deal from our point of view. So we are working to try to turn that one around. Worse case it will be that they will be reimbursed 50 percent, which of course is not enough to cover it in the hospital environment.

     Now, as you know, this product is not really targeted as a major target to the hospitals. The major target is to the clinics where most of the patients, the GERD patients are. And if they aren't they should be. So the position of the societies not to use the modifier but rather to use a miscellaneous code allows you to submit it and get reimbursed on the full PillCam reimbursement, which will vary depending of course on the payers. But it's of course nowhere near the number that Medicaid is willing to pay with the modifier.

Lee Brown: OK, thanks. And one last question just in terms of the ESO. Any sort of color you can give us on your outlook in terms of capsule sales in terms of volume?

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Gavriel Meron: Yes, the color should be black. As you know, in PillCam ESO we have variable income. So we expect of course to continue to see net contribution from the product, hopefully increased net contribution. It's very dependent at this time on reimbursement and private reimbursement. We have seen some private reimbursement wins on a local not-public basis, on a case-by-case, or even non-publishable policies. In other words, people have said, OK, we'll do this, but, you know, don't publish it. However, we do need to have, I would say, the first public-private payer which will drive the others to go public as well with this. And we still don't have that. But once we do have that - as you know we've mentioned this in the past - we do have already an installed base of I think more than 700 accounts ready to go with PillCam ESO and are waiting for reimbursement. And this was one of the takeaways I think that I personally took from the meetings that we've had. As you see, we've had many meetings with the gastroenterologists in the past month or two, and there is a large constituency of gastroenterologists who understand that young people don't want to lose a day's work, they want the PillCam ESO, and they're providing it - and they are providing it -and they will do many more if this is a reimbursed procedure.

     So I think the key to seeing significant traction in PillCam ESO is reimbursement. I believe that will come, if not sooner than later, but I hope it will be sooner. And when that happens I think we'll be able to see significant movement in this product and to the revenues that we had all expected.

Lee Brown: Super. Thank you very much.

Operator: And our next question comes from Amit Hazan with SunTrust Robinson
     Humphrey.

Amit Hazan: Hey, good morning, guys. Can you hear me?

Gavriel Meron: Yes. Hi, Amit.

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Amit Hazan: OK. Just a - just a few questions. First of all on the guidance.
     Understanding that you kept your guidance for 2005, should we be reading anything into the wide range that you left for the fourth quarter that you have any kind of concerns or just are waiting to see what the impact of Olympus is going to be in the European market.

Gavriel Meron: First of all, European impact - there's Olympus in the European market is something that of course that we are looking it and we're concerned and we're looking with concern. But I - if you're going to back to the guidance question I wouldn't link those things. I think the guidance is wide because we don't see any reason to change guidance, unless there's a really - reason to do that. The range, of course, can be affected whether or not there are announcements for ESO and for reimbursement, because we think that can drive very quickly some significant upside, and that's what we thought initially. I wouldn't change that. I think that we're very comfortable with a consensus of the analysts forecast based on our previous guidance, and I wouldn't see it as alarming in any way.

Amit Hazan: OK, great. And then just on Olympus. Maybe you can just give us a little bit more color on what you're seeing. I know it's been only one or two weeks out there. But as far as pricing, are they being - you know, are they pricing their systems much less to try to get them into the physicians' hands, or what kind of - what are you seeing so far?

Gavriel Meron: Yes, it's at two levels. First of all, about Olympus and the point of view of how we're going to react and what we're going to do. I think it's clear that I'm not going to be able to comment on this call. Actions will speak louder than words and words can only harm actions. So we won't be talking about that. And they have presented, as I said, at the World Congress. No one has actually seen this product delivered anywhere yet in the world, so I think it's a bit too early to be able to say how this product compares and what it looks like before actual deliveries have been made anywhere. So maybe in our next call we'll have more information after

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     deliveries, if there will be deliveries by our next call. That we still have to see, and the jury's out on that.

Amit Hazan: OK. And just switching gears a bit to the Humana decision that was made now a few months ago for the first-line diagnosis. How is that going with trying to convince others? When we saw that we thought there might be others coming soon. Are others telling you they still need more data or do you feel that there could be more decisions in the near-term coming similar to Humana. Where do we stand on that - on that issue?

Gavriel Meron: Yes. Amit, you know, insurers have a long list of reasons to delay making enhanced reimbursement decisions. And so there's a gap - there's quite a wide range of reasons. But we're not dealing with the reasons, we're dealing with what needs to be approved and so on. So we're working very hard to try to get additional insurers to get onto this bandwagon. And I believe we will have additional insurers coming off the bandwagon. Q3 was very quiet from that point of view. It was - we didn't see any major announcements in Q3. Hopefully in this quarter we'll be able to see some that will answer your question.

Amit Hazan: OK, great. And then just, lastly, a sales force question, if you can update us on where your sales force stands right now as far as numbers and also where J&J stands right now as far as numbers and whether J&J is selling any other product at this time.

Gavriel Meron: We currently have 40 sales people in the field and we expect to increase that number moving into 2006, maybe even significantly, but after we define our plans more clearly, I guess in our next call, I'll be able to update on that. Concerning J&J's sales force and size, I don't think we have the - we can comment on that. But they are also selling an additional product and they definitely are abiding fairly, and more than fairly, with the agreed-upon efforts that they are according to our agreement what they're meant to be doing in the field. So we have no complaints on that front.

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Amit Hazan: OK, great. Thanks very much. Have a good day.

Gavriel Meron: Thanks.

Operator: And we'll next go to Peter Bye, with Citigroup.

Peter Bye: Thanks, guys. Just a couple questions just on the - additional disclosures. You say that SB is about 80 percent of sales. Did you see an up-tick in price on that? Just because that gives me a higher PillCam sales number than you reported.

Gavriel Meron: Peter, I'm not quite sure I understood your calculation. Could you repeat it, please?

Peter Bye: Yes. Just PillCam SB was 80 percent of revenues. I'm just wondering what price you were using on the PillCam SB.

Gavriel Meron: Oh, here you have it PillCam SB as a portion of revenue here, 80 percent.

Yuval Yanai: What is the question?

Peter Bye: What's the - what price are you using?

Gavriel Meron: (Well, if it takes) 80 percent of revenue, then it comes out to something - Peter, can we back to you off-line on that?

Peter Bye:  Sure, no problem.

Gavriel Meron: OK, that may - let us have a look at that and get back to you on that.

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Peter Bye: OK. The other question is just on the - at the analyst meeting, you know, you did a little bit of strategy to drive increased utilization about lowering the diagnostic systems. Could you give us a little color on how many went through that plan and did that help on increased utilization on some of those accounts?

Gavriel Meron: Yes, what we did with the work stations, what we said was that for a second or third work station in an existing account ...

Peter Bye: Right.

Gavriel Meron: ... since they've already paid for the license of the software we have a reduced price, $4,995, something like that.

Peter Bye: Right.

Gavriel Meron: I think it's about $5,000. And we have - we saw some success in that. And the actual percentage of work stations I don't have - we'll get back to you on that.

Peter Bye: That's fine. But, I mean, you did see a corollary up-tick in utilization, then, I mean, that is a gating factor?

Gavriel Meron: Well, you know, when you see an up-tick in utilization - and we did, you know, we went to 1.2. And this is actually the first time we kind of moved away from where we were last year. Because we came into Q2 before we implemented changes here in the U.S. If you remember, in Q2 we had exactly the same utilization as last year.

Peter Bye: Right.

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Gavriel Meron: Last year, Q3 went down to 1.13. And here we - even though it was the summer and even though the larger percentage of our sales were coming out the disposables, the utilization was pretty much the same as the previous quarter, which means that we've really been pushing hard. Now, what exactly has been driving it? Has it been additional work stations, has it been additional data recorders? Is it the additional training that we've done? Is it the way people are managing their time differently? It's all of these things. And the education - the huge education that we're doing the whole time, training and courses with the ASGE, with the AGA, on our own. All of these affect utilization. And it's very difficult to say, you know - analyze each one separately that's not do-able. So we're seeing that we're doing a lot of good things and we're seeing initial results of that. And hopefully we'll be able to see these results move even more in the quarters to come.

Peter Bye: Right, OK. Great! And then just going forward, when I look at sales and marketing, I mean, you do seem to - I mean, maybe - maybe it would be worthwhile to even continued sales and marketing and physician education seminars and the like. I mean, is that - is that a good run rate for your - for your sales and marketing expense? I mean, it was down relatively significantly from the past couple quarters. And I'm just curious why that was the case or, you know, where you're getting the savings from there, or where you're perhaps not spending where you had spent in the past.

Gavriel Meron: Well, sales and marketing, don't forget the - it includes also - the sales and marketing cost includes our commission to InScope.

Peter Bye: No, I understand.

Gavriel Meron: Which is driven by PillCam ESO sales and it's driven by work station sales, because they get 10 percent there and 50 percent there.

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Peter Bye: Right.

Gavriel Meron: And so that can have a significant effect on the fluctuation in sales and marketing expenses. But depending on what percentage of our revenue came out of ESO and what percentage of the revenue comes out of work stations, there can be quite big fluctuations in that number. The core number, the basic number of our marketing expenses has not changed and has not been reduced. There is a - I would say, you know, we have in the first quarter ICCE. And so that adds money to the expenses, maybe, you know, less than a million dollars, but between half a million to a million dollars. So that will be in Q1. Q2 you have DDW. In Q3 we had all these other meetings, but they are not as expensive. These are less expensive meetings than DDW and ICCE. I think the big driver of change in marketing and sales, as I said, is commissions, and specifically commissions to InScope.

Peter Bye: I know. That's fair. But, I mean, let's just look -I mean, you know, last year your sales and marketing Q1, Q2, Q3 was very flat. Q4 obviously picked up. You had the ESO kickback to InScope as well as Q1. And then Q2 this year you had, you know, 11637, and this - with no ESO sales really, and this year - this quarter was 9778. I mean, is that a lack of productivity out of InScope then or - I mean, what should I be reading into that?

Gavriel Meron: I think that we saw far less sales of PillCam ESO than we had in the first quarter when we had the ...

Peter Bye: Right.

Gavriel Meron: ... promo. That's for sure. Beyond that I'm saying in Q1 I know we had ICCE and in Q2 we had DDW.

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Peter Bye: OK.

Gavriel Meron: And in Q3 we didn't have that those rather significant expenditures.

Peter Bye: OK.

Gavriel Meron: I wouldn't read into doing less activity in the field, having less people. You know, we're the same number of people, maybe slightly more, and we're doing training and education. I'm trying to think maybe in Europe in August there's less training and education than there is in other months of the year, that may have some seasonal effect, but I wouldn't think that's very significant in the total number.

Peter Bye: OK, great. Just maybe I'll push you one last time on the Q4 guidance.
     I mean, I understand not having to change it, but, you know, we are half way through the quarter. Are we - are we seeing continued acceleration in trends and utilization? Is that a fair commentary from the Q3 bump-up?

Gavriel Meron: Utilization is not something that you measure on a daily, weekly basis from the point of view of presenting it as an investment number. But what we're seeing is that we're doing a lot of things that we did starting from the beginning of September after the training in August. And very good responses to our products at the meetings that we had, all the different congresses. So we have the potential to achieve the numbers in the guidance and we believe that we'll do that. And there is - as I said earlier, there is an up-side to enable us to reach the up-side and we feel very comfortable with it.

Operator: Thank you. And our next question comes from Yair Reiner, CIBC World
     Markets.

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Yair Reiner: Hello, good afternoon. A couple of questions for on the model.
     First of all, in terms of gross margins, they were very strong this quarter. Are the levels sustainable or are there any one-time items that brought that number up?

Yuval Yanai: Hi, this is Yuval. I think that the - this level of gross margin is sustainable. And of course we are doing - we are making all the effort now to improve it. But this level has been achieved not as a one-time event but because we've taken a series of actions in order to reduce manufacturing cost and it starts to bear fruit right now.

Yair Reiner: Very good. Work station sales appear to be very strong this quarter, stronger than I think many of us would have anticipated during the summer. What was the linearity like and do you see those trends continuing to the fourth quarter or are there some sales that just happened to float to the cash register a little bit earlier rather than - rather than the fourth quarter?

Gavriel Meron: I think what we're seeing is two strengths. One is the strength of the idea of selling a second work station at $5,000, which are included, of course, in the work station sales. In other words, allowing multi-center clinics to expand their activity into the different clinics owned by the same owner, which for us are additional accounts, but it's done in a very comfortable way because the customers are already customers. And so that of course is very convenient for us and convenient for them and expands utilization and helps us achieve our goals. And the other part is that there is, as I said, far more acceptance than I've seen ever before at the GI meetings of the fact that everyone really has to be involved in PillCam. It's not a question of will I have this in my practice as when should I bring this into my practice. And so we're seeing that effect, yes.

Yair Reiner: Got it. Would you be able to give us a number in terms of how many of the stations were second work stations or what your ASP now is for the work stations given the mix of new and existing customers?

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Gavriel Meron: We'll look into that off-line, OK?

Yair Reiner: Good. Final question from me is on Japan. Do you have a sense of - you'd made some kind of qualitative remarks about how things are proceeding, but do you have a sense of when you actually might get approval? Do you see it as being potentially a 2005 event or we should think about it more in terms of really happening next year?

Gavriel Meron: Potentially it could still be 2005. And of course it could easily slip into 2006. But there still is that potential.

Yair Reiner: Good. Thanks a lot, guys.

Operator: And we'll take our next question from Ed Shenkan, Needham & Company.

Ed Shenkan: Good morning, Gabi.

Gavriel Meron: Hi Ed.

Ed Shenkan: Hi. Just wanted to follow up as you guys sound very enthusiastic for
     - still for PillCam Colon and you've reiterated, you know, a timeline that's approaching. Is there anything more you could tell us about present clinical trials, what you're seeing with them and any financial costs that you might be closer to estimating for the PillCam Colon trial for next year?

Gavriel Meron: First of all, Ed, welcome back ...

Ed Shenkan: Thank you.

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Gavriel Meron: Good to have you back. I don't think we can expand more on costs and that until we finalize our work plans for next year. And probably we'll do that in our next call. What we are seeing, we're seeing exactly what you see in colonoscopy. We're seeing polyps, we're seeing disease, and we're seeing the whole array of pathology that are seen under regular colonoscopy, in actually very, very nice images. And since I said what we're doing, we're doing healthy volunteers, but the range of ages in healthy volunteers, probably more than half of our healthy volunteers are over the age of 50, which allows us to get a glimpse of what we can expect to see in the clinical trials. This has been very helpful and is enabling us to define the trials that we will do in 2006, the sites, the protocols and the procedures.

Ed Shenkan: Are you still planning on three arms to the trial and things that you've discussed in the past? Any major changes?

Gavriel Meron: No changes yet.

Ed Shenkan: And as far as modifications to the pill, you know, we would expect slight changes as you're getting more experience with it before your pivotal trial. You know, do you expect major changes, and what types, you know, do you expect? Is there anything you can tell us?

Gavriel Meron: No, I don't expect any technical change in the capsule that we're using now in these preliminary trials. It will be the same PillCam that will go into the trials next year.

Ed Shenkan: OK. If I could switch gears towards, you know, work station expectations for the fourth quarter, which is typically your strongest quarter. And you've surprised us well to the up side in the past. I'm not sure if, you know, that might be part of your wide range of expectations for the fourth quarter or not. Could you just tell us, you know, as far as work stations go what you might be expecting in the fourth quarter. You know, should we expect similar to previous historical

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     trends, any changes that you would expect in pricing or, you know, anything you could tell us there?

Gavriel Meron: Well, Ed, if I tell you won't be surprised.

Ed Shenkan: We'll still - we still want up-side surprises whatever you say.

Gavriel Meron: Yes, yes. OK. What we're doing, we have started implementing, as I said, since mid August when we did this joint training with InScope. We have the two sales teams working on selling the whole platform, which is the platform - with the PillCam ESO and the PillCam SB. And that is significant. And we just saw, I would say, the end tail of that in Q3. And it does provide us with potential up-side in Q4. I am very cautious about it because we haven't had any experience in seeing the other sales team actually sell these devices. So the potential is there. If that potential would actually occur or not is questionable and we're doing everything that we can that it will happen. But this is the first quarter. It's not that we a trend of a full quarter - not even one quarter - where these two sales teams are working together to sell the whole platform. That's one element. The other element is that as time goes by the PillCam SB has become a more established product, a clear need in the GI clinic. PillCam ESO is becoming a more understandable need compared to where we were last year, far more understandable and far more recognition at all levels that this is a product that everyone is going to need at the end of the day. However, the drawback there is reimbursement. And the wild card is reimbursement, because if there will be reimbursement announcements, this will enable the platform message to be far more powerful. At the moment the platform message is very good and very powerful, but if you don't have reimbursement for one leg of the platform then this is something that allows gastroenterologists to convince themselves to be able to delay. But with reimbursement, of course - that question is moved away and we do expect to see significant breakthroughs into the market.

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

     So there is potential for up-side. We know that our partners InScope are also looking at the hepatologists as a new market where you may have a gastroenterologist who's an endoscopist in a department with a hepatologist alongside who is not an endoscopist. But they are looking at patients and monitoring them for varices something that they could do easily on their own without referring to the gastroenterologist-endoscopist. This is an interesting additional market that may open up. This is new. Again, we have no experience that we can check and track against. So these are elements of up-side that could be there, and this is of course part of the up-side potential that we see in Q4.

Operator: Thank you. And we'll take our next question from Anthony Vendetti, with Maxim Group Brokerage Firm.

Anthony Vendetti: Thanks very much. Can you talk about the guidance? The guidance excluding the special provision for taxes in the second quarter was 20 to 31 cents. Is that still the guidance, excluding the special provision for taxes?

Gavriel Meron: Just one second.

Anthony Vendetti: And maybe while you're looking for that you could just elaborate a little bit more just in general - I know you don't want to get into specifics on Olympus - but where is that, you know, in terms of penetration in Europe and when do you expect it to be here in the U.S.?

Gavriel Meron: First of all, let's take it one by one. Your first question was the -

Anthony Vendetti: The guidance.

Gavriel Meron: ((inaudible)) your first question, what ((inaudible))

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

Anthony Vendetti: Yes, is guidance - is guidance still the same as it was in the second quarter, which is the second quarter - in the second-quarter press release you said guidance excluding the special provision for taxes was 20 to 31 cents for the full year.

Gavriel Meron: Right, we gave both numbers. Yes, we haven't changed the guidance from Q2, that's correct. Yes, you just threw a number out. I didn't know what you were talking about. Yes, because we're - we provided guidance now
     - we just gave the numbers that were bottom line, the actual numbers.

Anthony Vendetti: OK.

Gavriel Meron: And in Q2 we also described the numbers if you exclude the special provision. Yes, that hasn't changed. That's - OK, yes, yes.

Anthony Vendetti: OK.

Gavriel Meron: ... OK. What's your second question?

Anthony Vendetti: Just - if you can just talk about the competitive landscape regarding Olympus just in general, where, you know, where they are at in terms of launching and penetration in terms of Europe and the U.S.

Gavriel Meron: Yes, well, we know that they launched at the Australian meeting, the German meeting, at UEGW, the general European meeting. They presented and that they are going to launch and they are going to deliver product. Since they have not yet delivered product it's difficult to analyze their competitive position.

Anthony Vendetti: OK. And ...

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

Gavriel Meron: As far as we know. I mean, you know - as far as we know we haven't seen any deliveries anywhere yet.

Anthony Vendetti: OK. And in terms of your R&D - you know, I know there was a little bit of focus on sales and marketing and we'll get back to that in a second. But R&D, you know, stayed pretty flat this quarter. Last third quarter it ramped up. Should we expect to start to see a ramp up in R&D as the colon - the PillCam Colon Capsule trial, you know, starts to go - you know, get underway.

Gavriel Meron: Yes, R&D does include of course the cost of the trials. And clearly next year we will see an increase in that. I think we'll probably be more ready to give you better guidance on that in our next meeting where we will have already finalized our work plans and budgets for next year. But there will clearly be an increase in R&D, in R&D people and in R&D expenses related to the trials.

Anthony Vendetti: OK, and the last question. At the end of the third quarter you received a $10 million milestone payment from InScope following the sale of the 500th work station. And that's going to offset sales and marketing expenses for - you know, over the 15-year life of the agreement. But that did not impact the lower sales and marketing this quarter, correct?

Gavriel Meron: No, this is something that we invoiced towards - I think a day or two before the end of the quarter. I don't know remember exactly what day, but towards the end of the quarter. So it didn't have - that invoice didn't have any effect on Q3. Moving from Q4 onward, if you take 15 years and divide it by quarters and divide that number by quarters, then that will be the effect of reducing our sales and marketing expenses, I don't know, maybe $100,000, just a quick - something like that.

AnthonyVendetti: Yes, OK. And then just last on the colon - on the PillCam
     Colon. What's the - because I think you mentioned the timeframe in the second quarter. What's kind of the timeframe

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

     for these - you know, the three-arm trial that you talked about in terms of from start to finish, the tentative kind of schedule for that.

Gavriel Meron: Yes, I don't think we've come out with that yet. And, again, I think that in our next call I will be in a better position to give you more details on where, who, how.

Anthony Vendetti: OK.

Gavriel Meron: So I'm not going to expand beyond what we said in the past on this.

Anthony Vendetti: OK. All right, thanks.

Gavriel Meron: Thanks very much.

Operator: And we'll take our next question from Steven Greer, Merrill Lynch.

Steven Greer: Thank you. My question's been answered.

Gavriel Meron: Great.

Operator: Thank you. We'll now go to Joseph Biondo, with Biondo Investment
     Advisors.

Joseph Biondo: Hi. I had questions about the colon trials and they've all been answered. So thank you.

Operator: And we'll take our next question from Anthony Petrone, Maxim Group
     Investment Bank.

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

Anthony Petrone: Hi. Thanks. Most of them have been answered. Just one on gross margin. If you still had the discount in effect this quarter for additional systems, I mean, what else besides the manufacturing efficiencies you mentioned last quarter contributed to the sequential up-tick here?

Gavriel Meron: By giving a discount we contributed to up-tick? I don't ...

Anthony Petrone: No, it did not. You still had it in effect. So I'm just wondering how you still expanded further from the second quarter.

Gavriel Meron: Yuval.

Yuval Yanai: Yes, I think the level of revenue that we get from work stations is relatively low compared to what we get from the PillCam. So it has of course some effect, but on that - on the average I think that the average - compared to average sales price if we do it still is - it's not significantly affected by that. And the discount we give are not on all systems but only on part of them.

Anthony Petrone: OK, thank you.

Operator: And as a reminder if you'd like to ask a question, please press star one on your phone at this time; star one for a question.

     We'll take a follow-up from Ed Shenkan, with Needham & Company.

Ed Shenkan: Thanks, Gabi. As a follow-up, I think Yuval may want to answer this.
     On stock option expensing is there anything you can tell us as far as expectations for 2006? And then also the shares outstanding number, for model purposes I want to get that right going forward. You have 27.9 million shares outstanding on a fully diluted basis this quarter, and in the first quarter of the year when you were also profitable it was 30.1. Is the change there just due to the change in

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

     share price and certain options not being in the money or is there anything else, there that we should know about as far as modeling it going forward?

Yuval Yanai: Well, I think with regard to the number of shares, which is affected by the share price, I think we should wait until the end of the year, then we can see what the situation is. With regard to the effect of the stock option plan, we are now computing that and of course it will affect our results for next year. And we will provide those numbers when we give guidance for next year.

Ed Shenkan: And, lastly, as far as the replacement for Nancy Sousa, can you tell us where you stand and what type of person, you know, you're looking for.

Yuval Yanai: Where we stand is that currently I'm performing that function in addition to what I do. That's where we're currently standing. We do of course hope to bring someone in who can lead sales in the U.S. from 100 million to 500 million to a billion and so on. So if you know anyone like that, you know, give me his name and number. And so we're still searching.

Ed Shenkan: OK, thank you.

Operator: And due to time constraints, we'll take our last question from David
     Rothschild with Rothschild Technology Partners.

David Rothschild: Hi, gentlemen. A couple of questions. First of all, do you guys expect gross margins to be temporarily impacted next year when you roll out the next generation PillCam?

Yuval Yanai: First of all, the gross margin of course could be affected, but I think that the - what we at least have in our mind or plan is the - no significant change in manufacturing cost. And you probably understood from our previous answers once we delivered the first capsules immediately we start on reducing cost. So with the increased number of - hopefully of capsules I don't think that will have any - any negative effect on the - on the gross margin.

Gavriel Meron: I'll just add to that there are two elements that we need to be aware of. First of all, the volume of capsules produced has a significant effect on the cost. And of course the volumes next year we expect to be far higher than the volumes this year. That's number one. And number two is that with the new capsules we are using more advanced chips. And strangely enough the more advanced the chips the lower the cost they are.

David Rothschild: Right, right. Yes, I mean, we had a debate a few years ago about automated versus semi-automated and I'm not going to bother you guys with that now. What about the colon capsule, is that using the guts of the next generation Micron engine or is that using the older current generation engine?

Gavriel Meron: No, this is the new generation.

David Rothschild: OK.

Gavriel Meron: All new products come out with the new - the newest chips.

David Rothschild: Right. And then as far as the patency capsule goes, are you guys buttoned up on the functionality? I know there was addressing whether or not I believe that it could melt from both ends, to use layman's terms, and I think that's one of the things you did to address some of the functional issues. But do you feel like you've got the window of time for pass or fail narrowed down adequately? So is the - is the technology done or are you just waiting for approval or do you still have more tinkering to do with the actual product?

Gavriel Meron: Well, there are two elements. The basic test is actually, you know - it is sold around the world except in the United States at the moment, and there are - and we're seeing actually not huge sales, but we are seeing sales on a - on a steadily growing basis for those patients that have suspected strictures, which of course is not a very large population. But for those patients this is very significant. Now, there's a basic level where if you - if you swallow the patency capsule and you excrete it whole, then there's absolutely no question in our mind - and we have - all our experience has shown that in such a case, from our experience, I think 100 percent of the patients passed the small bowel PillCam after that without any problem.

David Rothschild: Yes.

Gavriel Meron: So that algorithm is a very clear and very - ((inaudible)) at the moment. The wider issue, of course, what happens if it doesn't pass or if you don't see it pass, what type of algorithm can you offer. And this is being clarified and of course it will be admitted to FDA as soon as we complete the number of patients that we had said that we would do for the FDA and submit that to the FDA.

David Rothschild: OK. I have further questions, but we'll address them off-line.
     Thank you, gentlemen.

Gavriel Meron: Thank you, David.

Operator: At this time I'd like to turn the call back over to Mr. Meron for any additional or closing remarks.

Gavriel Meron: OK, thank you all for participating in today's call. I'd like to remind everyone that Yoram Ashery will be presenting at the CIBC Healthcare Conference taking place tomorrow. That's in New York at 3:00 p.m. Eastern Time.

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     In closing, I'd like to thank the Given team for their ongoing dedication and hard work, which enables us to continue to grow at such a high pace. So, thank you all again, and goodbye.

Operator: Thank you. That does conclude today's conference. You may disconnect at this time.

                                       END

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